THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL ("LETTER OF TRANSMITTAL") SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR DEPOSITING YOUR COMMON SHARES OF KIRKLAND LAKE GOLD LTD. IN CONNECTION WITH THE PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO) INVOLVING, AMONG OTHERS, KIRKLAND LAKE GOLD LTD., SHAREHOLDERS OF KIRKLAND LAKE GOLD LTD., AND AGNICO EAGLE MINES LIMITED.

THIS LETTER OF TRANSMITTAL IS FOR USE BY REGISTERED SHAREHOLDERS OF KIRKLAND LAKE GOLD LTD. ONLY. SHAREHOLDERS OF KIRKLAND LAKE GOLD LTD. WHOSE COMMON SHARES OF KIRKLAND LAKE GOLD LTD. ARE REGISTERED IN THE NAME OF A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY, TRUSTEE, CUSTODIAN, NOMINEE OR OTHER INTERMEDIARY SHOULD CONTACT THAT INTERMEDIARY FOR ASSISTANCE IN DEPOSITING THOSE COMMON SHARES AND SHOULD FOLLOW THE INSTRUCTIONS OF SUCH INTERMEDIARY IN ORDER TO DEPOSIT THEIR COMMON SHARES.

LETTER OF TRANSMITTAL

FOR COMMON SHARES

OF

KIRKLAND LAKE GOLD LTD.

TO: KIRKLAND LAKE GOLD LTD. ("Kirkland")

AND TO: AGNICO EAGLE MINES LIMITED ("Agnico")

AND TO: COMPUTERSHARE INVESTOR SERVICES INC. ("Computershare" or the "Depositary") at its offices set out herein.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, is for use by registered holders ("Registered Kirkland Shareholders") of common shares of Kirkland (the "Kirkland Shares") and must accompany certificate(s) or DRS statement(s) representing the Kirkland Shares deposited in connection with the plan of arrangement pursuant to section 182 of the Business Corporations Act (Ontario) (the "Plan of Arrangement") involving, among others, Kirkland, holders of Kirkland Shares (the "Kirkland Shareholders") and Agnico (the "Arrangement"), in accordance with the terms of the merger agreement dated September 28, 2021 (as amended, supplemented or otherwise modified from time to time, the "Merger Agreement"). If the Arrangement is completed, Registered Kirkland Shareholders (other than Dissenting Shareholders) who have properly completed, duly executed and delivered this Letter of Transmittal and all other required documents to the Depositary will receive, in respect of each Kirkland Share held, 0.7935 of a common share of Agnico (each whole share, an "Agnico Share") (the "Consideration Shares"), and Agnico will acquire all of the issued and outstanding Kirkland Shares (other than Kirkland Shares held by a Dissenting Shareholder, which will be repurchased for cancellation by Kirkland), all as described in the joint management information circular of Kirkland and Agnico dated October 29, 2021 (as amended, supplemented or otherwise modified from time to time, the "Circular"). The Arrangement is being submitted for approval at the special meeting of the Kirkland Shareholders scheduled to be held on November 26, 2021, or any adjournment or postponement thereof (the "Kirkland Meeting"). Registered Kirkland Shareholders (other than Dissenting Shareholders) will receive the Consideration Shares that they are entitled to pursuant to the Arrangement, as well as any Dividends (as defined below).

Copies of the Circular, the Merger Agreement and the Plan of Arrangement may be accessed under Kirkland's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Capitalized terms used but not defined herein have the respective meanings set out in the Circular. You are encouraged to carefully review the Circular in its entirety.

In no event shall any Registered Kirkland Shareholder be entitled to a fractional Consideration Share. Where the aggregate number of Consideration Shares to be issued to a Registered Kirkland Shareholder as consideration under or as a result of the Arrangement would result in a fraction of a Consideration Share being issuable, the number of Consideration Shares to be received by such Registered Kirkland Shareholder shall be rounded down to the nearest whole Consideration Share without any compensation therefor. Former Kirkland Shareholders will also be entitled to receive, at the time of depositing the Kirkland Shares, without interest, all dividends or other distributions made with a record date after the effective time of the Arrangement (the "Effective Time") in respect of the Consideration Shares to which such holder is entitled, less any applicable withholding taxes (collectively, "Dividends").

The effective date of the Arrangement (the "Effective Date") is currently expected to occur in December 2021 or in the first quarter of 2022, after all conditions to completion of the Arrangement have been satisfied or waived. COMPLETION OF THE ARRANGEMENT IS SUBJECT TO THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS. NO DELIVERY OF THE CONSIDERATION SHARES WILL BE MADE PRIOR TO THE EFFECTIVE TIME.

All deposits made under this Letter of Transmittal are irrevocable.

In order to receive the Consideration Shares that a Registered Kirkland Shareholder is entitled to receive pursuant to the Arrangement, as well as any Dividends, Registered Kirkland Shareholders are required to deposit the certificate(s) or DRS statement(s) representing their Kirkland Shares with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificate(s) or DRS statement(s) representing their Kirkland Shares deposited for receipt of the Consideration Shares that a Registered Kirkland Shareholder is entitled to receive pursuant to the Arrangement, as well as any Dividends.

This Letter of Transmittal is for use by Registered Kirkland Shareholders only and is not to be used by beneficial holders of Kirkland Shares (the "Beneficial Kirkland Shareholders"). A Beneficial Kirkland Shareholder does not have Kirkland Shares registered in its name; rather, such Kirkland Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee, custodian, nominee or other intermediary (each, an "Intermediary") through which it purchased the Kirkland Shares or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depositary Trust Company) of which the Intermediary is a participant. If you are a Beneficial Kirkland Shareholder, you should contact your Intermediary for instructions and assistance in receiving the Consideration Shares that you are entitled to receive pursuant to the Arrangement for such Kirkland Shares, as well as any Dividends.

Kirkland CDI holders are not required to complete this Letter of Transmittal. Kirkland CDI holders will cease to own Kirkland CDIs at the Effective Time and will receive 0.7935 of an Agnico Share for each Kirkland CDI held (less any applicable withholding taxes). Holders of Kirkland CDIs should contact Computershare Investor Services Pty Limited if they have any questions regarding this process. The Agnico Shares are not, and after completion of the Arrangement will not be, listed on the Australian Securities Exchange.

Whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Time, the undersigned will cease to be a holder of Kirkland Shares and, subject to the ultimate expiry deadline identified below, will only be entitled to receive the Consideration Shares to which the undersigned is entitled under the Arrangement, as well as any Dividends. REGISTERED KIRKLAND SHAREHOLDERS WHO DO NOT DELIVER THE CERTIFICATE(S) OR DRS STATEMENT(S), AS APPLICABLE, REPRESENTING THEIR KIRKLAND SHARES AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE THIRD ANNIVERSARY OF THE EFFECTIVE DATE WILL LOSE THEIR RIGHT TO RECEIVE ANY CONSIDERATION FOR THEIR KIRKLAND SHARES AND ANY CLAIM OR INTEREST OF ANY KIND OR NATURE AGAINST AGNICO, KIRKLAND OR THE DEPOSITARY, INCLUDING WITH RESPECT TO ANY DIVIDENDS.

Delivery of this Letter of Transmittal to an address other than as set forth on the last page of this Letter of Transmittal will not constitute a valid delivery. If Kirkland Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different Registered Kirkland Shareholder. See Instruction 2.

The undersigned hereby irrevocably delivers and deposits with the Depositary the enclosed certificate(s) or DRS statement(s), as applicable, representing Kirkland Shares (the "Deposited Shares"). The following are the details of the enclosed certificate(s) or DRS statement(s), as applicable, representing Kirkland Shares:

Certificate Number(s) or DRS Account Number	Name in Which Registered	Number of Kirkland Shares Deposited

Total:

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form. See Instruction 5).

It is understood that, upon receipt of this duly completed and signed Letter of Transmittal and of the certificate(s) or DRS statement(s) representing the Deposited Shares together with all other required documents and following the Effective Time of the Arrangement, the Depositary will deliver to the undersigned the DRS statement(s) representing the Consideration Shares and a cheque representing any Dividends that the undersigned is entitled to receive under the Arrangement, or hold such DRS statement(s) representing the Consideration Shares and cheque(s) representing any Dividends for pick-up, in accordance with the instructions provided in Box A and B below, as applicable, and the certificate(s) or DRS statement(s) representing the Deposited Shares will forthwith be cancelled.

The undersigned represents and warrants in favour of Kirkland and Agnico that: (i) the undersigned is the registered and legal owner of the Deposited Shares, has good right and title to the rights represented by the Deposited Shares and that such Deposited Shares represent all of the Kirkland Shares owned, directly or indirectly, by the undersigned; (ii) such Deposited Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the Consideration Shares and any cheque(s) representing any Dividends are delivered, none of Agnico, Kirkland, or any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (v) the transfer of the Deposited Shares complies with all applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; and (vii) the delivery to the undersigned of the applicable number of Consideration Share and any cheque(s) representing any Dividends does not violate any laws applicable to the undersigned and will discharge any and all obligations of Agnico, Kirkland, and the Depositary to the undersigned with respect to the matters contemplated by this Letter of Transmittal and the Arrangement. These representations and warranties shall survive the completion of the Arrangement. The undersigned further acknowledges receipt of the Circular.

IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED at the Effective Time all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them as of and from the Effective Date, as well as the right of the undersigned to receive any and all distributions shall have been assigned to Agnico. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then the undersigned shall promptly pay or deliver the whole of any such distribution to the Depositary for the account of Agnico, together with appropriate documentation of transfer.

The undersigned hereby agrees to transfer, effective at the Effective Time and pursuant to the Arrangement, all right, title and interest in the Deposited Shares and irrevocably constitutes and appoints the Depositary, each officer of Agnico and Kirkland and any other person designated by Agnico and Kirkland in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) deliver the Deposited Shares pursuant to the Arrangement, (b) to effect the registration or recording of the transfer of such Deposited Shares on the registers of Kirkland; and (c) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions other than as set out in this Letter of Transmittal and in any proxy granted for use at the Kirkland Meeting. Other than in connection with the Kirkland Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for in connection with the Arrangement.

The undersigned covenants and agrees to, upon request, execute all such documents, transfers and other assurances as may be deemed by the Depositary to be reasonably necessary or desirable to convey the Deposited Shares and distributions contemplated by this Letter of Transmittal.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Kirkland Shares deposited in connection with the Arrangement shall be determined by Agnico and Kirkland in their sole discretion and that such determination shall be final and binding. Agnico reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Agnico further reserves the absolute right to waive any defects or irregularities in the deposit of any Kirkland Shares. The undersigned acknowledges that there is no duty or obligation upon Kirkland, Agnico, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Kirkland Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary.

The undersigned acknowledges that all authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal or legal representatives, successors and assigns of the undersigned.

The undersigned acknowledges that Agnico and/or Kirkland may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to (i) stock exchanges or securities regulatory authorities, (ii) the Depositary, (iii) any of the parties to the Arrangement, (iv) legal counsel to any of the parties to the Arrangement, and (v) as otherwise required by any applicable law.

The undersigned instructs the Depositary, upon the Arrangement becoming effective, to mail the DRS statement(s) representing the Consideration Shares and any cheque(s) representing any Dividends that the undersigned is entitled to pursuant to the Arrangement in exchange for the Deposited Shares, promptly after the Effective Time, by first class mail, postage prepaid, to the undersigned, or to hold such DRS statement(s) representing the Consideration Shares or cheque(s) representing any Dividends for pick-up, in accordance with the instructions provided in Box A and Box B below, as applicable. If neither Box A nor Box B is completed, then the DRS statement(s) representing the Consideration Shares and any cheques representing any Dividends will be issued in the name of the registered holder of the Deposited Shares and delivered to the address of the registered owner(s) of the Deposited Shares as it appears on the securities register of Kirkland. Any DRS statements representing Consideration Shares and any cheques representing any Dividends delivered in accordance with this Letter of Transmittal will be deemed delivered at the time of mailing.

The undersigned acknowledges that if the Arrangement is completed, the delivery of the Deposited Shares pursuant to this Letter of Transmittal is irrevocable. If the Arrangement is not completed or should the Arrangement not proceed, for any reason, the certificate(s) or DRS statement(s) representing the Deposited Shares and other relevant documents shall be returned as soon as possible to the undersigned in accordance with the instructions in the preceding paragraph.

It is understood that the undersigned will not receive the DRS statement(s) representing the Consideration Shares or any cheque representing any Dividends in respect of the Deposited Shares until following the Effective Time and after certificate(s) or DRS statement(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary. It is understood that under no circumstances will any interest accrue or be paid in respect of the Deposited Shares in connection with the Arrangement, including on any Dividends.

The undersigned acknowledges that Agnico, Kirkland, the Depositary and any other Person that makes a payment under the Plan of Arrangement, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable or deliverable to any Person under the Plan of Arrangement (including, without limitation, any payments to any Registered Kirkland Shareholder who has duly and validly exercised Dissent Rights in respect of the Arrangement) and from all Dividends, distributions or other amounts otherwise payable to any former Registered Kirkland Shareholder, such Taxes or other amounts as Agnico, Kirkland, the Depositary or such other Persons are or may be required, entitled or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), or any other provisions of any Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made; provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate Governmental Entity. The undersigned acknowledges that it has consulted or has had the opportunity to consult its own tax advisor with respect to the potential income tax consequences to it of the Arrangement.

The undersigned understands and acknowledges that the Consideration Shares to be received by it pursuant to the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and are being issued in reliance on the exemption from the registration requirements provided by section 3(a)(10) of the Securities Act. The issuance of the Consideration Shares pursuant to the Arrangement shall be exempt from, or not subject to, applicable U.S. state securities, or "blue sky" laws. Upon issuance, the Consideration Shares will be transferable without restriction under the Securities Act after the completion of the Arrangement, except by persons who are "affiliates" (as such term is defined under Rule 144 of the Securities Act) of Agnico as of the time of such resale, or were "affiliates" of Agnico within 90 days prior to such time. Persons who may be deemed to be "affiliates" of an issuer generally include individuals or entities that, directly or indirectly, control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Consideration Shares by an affiliate (or former affiliate) of Agnico may be subject to the registration requirements of the Securities Act, absent an exemption therefrom, as more fully described in the Circular.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the Consideration Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that any action taken with respect to their securities complies with applicable securities legislation, including any resale of such securities.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d'avoir requis que tout contrat attesté par l'arrangement et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

This Letter of Transmittal will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

PLEASE COMPLETE THE FOLLOWING BOXES, AS APPROPRIATE.

BOX A

REGISTRATION INSTRUCTIONS

Issue Consideration Shares and any cheque representing Dividends, if applicable, in the name of:

(NAME)*

(CITY AND PROVINCE/STATE)

(COUNTRY AND POSTAL/ZIP CODE)

(TELEPHONE NUMBER (BUSINESS HOURS)

(SOCIAL INSURANCE NUMBER OR TAXPAYER IDENTIFICATION NUMBER)

* IF THIS NAME IS DIFFERENT FROM YOUR REGISTRATION, PLEASE PROVIDE SUPPORTING TRANSFER REQUIREMENTS (SEE INSTRUCTIONS 2 & 3)

Special Pick-up Instructions

❏ Mark here if the DRS statement(s) representing the Consideration Shares, and any cheque representing Dividends, issuable in exchange for the Kirkland Shares (in accordance with the issuance instructions provided above) is to be held for pick-up at one of the following offices of the Depositary (check location below)

    O TORONTO O MONTREAL O VANCOUVER O CALGARY

SEE INSTRUCTION 10 FOR OFFICE ADDRESSES

BOX B

SPECIAL ISSUANCE INSTRUCTIONS

To be completed ONLY if the Consideration Shares and any cheque representing Dividends, if applicable, to which the undersigned is entitled pursuant to the Arrangement is to be sent to someone other than the Person shown in Box A or to an address other than the address shown in Box A:

(NAME)

(STREET NUMBER & NAME)

(CITY AND PROVINCE/STATE)

(COUNTRY AND POSTAL/ZIP CODE)

(TELEPHONE NUMBER (BUSINESS HOURS)

BOX C

RESIDENCY DECLARATION

ALL REGISTERED KIRKLAND SHAREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.

The undersigned represents that:

❏  The beneficial owner of the Kirkland Shares deposited herewith is a U.S. Shareholder, is acting for the account of, benefit of or on behalf of a U.S. Shareholder or has a U.S. address.

❏  The beneficial owner of the Kirkland Shares deposited herewith is not a U.S. Shareholder, is not acting for the account of, benefit of or on behalf of a U.S. Shareholder and does not have a U.S. address.

A "U.S. Shareholder" is any Registered Kirkland Shareholder who is either (i) providing an address in Box "A" or Box "B" that is located within the United States or any territory or possession thereof, or (ii) a "U.S. person" for the United States federal income tax purposes as defined in Instruction 7 below.

BOX D

LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact the Depositary for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

Premium Calculation:

   Lost Shares      X CAD $1.63 = Premium Payable $ _____________________   NOTE: Payment NOT required if premium is less than $5.00

I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

The option to replace your certificate by completing this Box D will expire on December 31, 2022. After this date, Kirkland Shareholders must contact Computershare for alternative replacement options.

STATEMENT OF LOST CERTIFICATES:

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the original certificate(s), at the time of their death, was) the lawful and unconditional owner of the original certificate(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the original certificate(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this statement for the purpose of transferring or exchanging the original certificate(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the original certificate(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the original certificate(s), to completely indemnify, protect and hold harmless Kirkland Lake Gold Ltd., Agnico Eagle Mines Limited, Computershare Investor Services Inc., and Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the original certificate(s) and/or the certificate(s) representing the original and/ or the transfer or exchange of the original certificate(s) represented thereby, upon the transfer, exchange or issue of the original certificate(s) and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD $1.63 per lost common share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by
(if required under Instruction 3)

___________________________________________________________
Authorized Signature

___________________________________________________________
Name of Guarantor (please print or type)

___________________________________________________________
Address of Guarantor (please print or type)

___________________________________________________________

___________________________________________________________

___________________________________________________________
Telephone Number

Dated: _____________________________________________________

___________________________________________________________
Signature of Shareholder or authorized representative
(see Instructions 2 and 4)

___________________________________________________________
Signature of any joint shareholder

___________________________________________________________
Name of Shareholder (please print or type)

___________________________________________________________
Name of authorized representative (please print or type)

___________________________________________________________
Name of any joint shareholder (please print or type)

___________________________________________________________
Address (please print or type)

___________________________________________________________

___________________________________________________________

___________________________________________________________
Telephone Number of Shareholder or authorized representative (please print or type)

___________________________________________________________
Social Insurance Number or Taxpayer Identification Number
(please print or type)

INSTRUCTIONS

1. Use of Letter of Transmittal

Registered Kirkland Shareholders should read the accompanying Circular before completing this Letter of Transmittal. This Letter of Transmittal, duly completed and signed, together with any accompanying certificate(s) or DRS statement(s) representing the Kirkland Shares and all other required documents must be sent or delivered to the Depositary at the addresses set out on the back of this Letter of Transmittal. In order to receive the Consideration Shares under the Arrangement for the Deposited Shares, as well as any cheque(s) representing any Dividends, it is recommended that the foregoing documents be received by the Depositary at the address set out on the back of this Letter of Transmittal as soon as possible. The method used to deliver this Letter of Transmittal and any accompanying certificate(s) or DRS statement(s) representing Kirkland Shares and all other required documents is at the option and risk of the Kirkland Shareholder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Agnico and Kirkland recommend that the necessary documentation be hand delivered to the Depositary at its office specified on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Delivery to an address other than to the specified address set forth herein does not constitute delivery for this purpose. A Beneficial Kirkland Shareholder whose Kirkland Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee, custodian, nominee or other Intermediary should contact that Intermediary for assistance in depositing those Kirkland Shares. Agnico reserves the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompany documents received by it. If the DRS statement(s) representing the Consideration Shares and the cheque representing any Dividends are to be issued in the name of a person other than the person(s) signing this Letter of Transmittal, or if the DRS statement(s) representing the Consideration Shares and the cheque representing any Dividends is to be mailed to someone other than the person(s) signing this Letter of Transmittal or the person(s) signing this Letter of Transmittal at an address other than that which appears on the securities register of Kirkland, the appropriate boxes on this Letter of Transmittal should be completed.

2. Signatures

This Letter of Transmittal must be filled in and signed by the Registered Kirkland Shareholder described above or by such holder's duly authorized representative (in accordance with Instruction 4).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the Deposited Shares, such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) or DRS statement(s) representing the Deposited Shares without any change whatsoever, and the certificate(s) or DRS statement(s) representing the Deposited Shares need not be endorsed. If such deposited certificate(s) or DRS statement(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b) Subject to Instruction 4, if this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares or if the DRS statement(s) representing Consideration Shares are to be issued to a person other than the registered owner(s) of the Deposited Shares:

(i) such certificate(s) or DRS statement(s) representing the Deposited Shares must be endorsed or be accompanied by an appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s) of the Deposited Shares; and

(ii) the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) of the Deposited Shares as registered or as appearing on the certificate(s) or DRS statement(s) representing the Deposited Shares and must be guaranteed as noted in Instruction 3 below.

(c) If any of the Deposited Shares are registered in different names on several certificates or DRS statements, as applicable, it will be necessary to complete, sign and submit as many separate Letter of Transmittal as there are different registrations of such Deposited Shares.

3. Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered owner(s) of the Deposited Shares surrendered herewith. Subject to Instruction 4, if this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if the Consideration Shares are to be issued in the name of a person other than the registered owner(s) of the Deposited Shares as shown on the registers of Kirkland, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Signed by a Representative

If this Letter of Transmittal or any share transfer power(s) of attorney is signed by a person acting in a representative capacity, such as (a) an executor, administrator, trustee or guardian, or (b) on behalf of a corporation, partnership, or association, then in each case such signature must be accompanied by satisfactory evidence of the authority to act, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). Either Agnico, Kirkland or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates or DRS statements, as applicable, for Deposited Shares, additional certificate numbers or DRS account numbers, as applicable, and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Shares are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits of Kirkland Shares will be accepted and no fractional Consideration Shares will be issued. The number of Consideration Shares to be issued to Kirkland Shareholders under the Arrangement will be rounded down to the nearest whole Consideration Share in the event that any Kirkland Shareholder is otherwise entitled to a fractional share representing less than a whole Consideration Share without any compensation therefor.

(d) This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein. The holder of the Deposited Shares that are the subject of this Letter of Transmittal hereby unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

(e) Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at any of its respective offices at the addresses listed below. Before completing this Letter of Transmittal, you are urged to read the accompanying Circular and discuss any questions with your financial, legal and/or tax advisors.

(f) Under no circumstances will interest accrue or be paid on the Consideration Shares or any Dividends payable in respect of the Deposited Shares.

(g) Any representation made by a Kirkland Shareholder in this Letter of Transmittal will survive the Effective Time of the Arrangement.

6. Lost Certificates

This section does not apply to DRS statements. If, prior to the Effective Time, any certificate(s) that immediately prior to the Effective Time represented one or more outstanding Kirkland Shares has been lost, stolen or destroyed, you are instructed to contact the transfer agent and registrar for the Kirkland Shares to obtain a replacement certificate representing such shares. If, following the Effective Time:

Option #1: If a certificate that immediately prior to the Effective Time represented one or more Kirkland Shares that were transferred to Agnico pursuant to the Arrangement has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements in order to receive payment of the Consideration Shares and, if applicable, any Dividends that such Kirkland Shareholder is entitled to receive in accordance with the Plan of Arrangement.

Option #2: Alternatively, Registered Kirkland Shareholders who have lost, stolen, or destroyed a certificate(s) that immediately prior to the Effective Time represented one or more Kirkland Shares that were transferred to Agnico pursuant to the Arrangement may participate in the Depositary's blanket bond program with Aviva Insurance Company of Canada by completing BOX D above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

If a certificate representing the Kirkland Shares has been lost, stolen or destroyed, either of the foregoing actions must be taken sufficiently in advance of the third anniversary of the Effective Date in order to satisfy the replacement requirements in sufficient time to permit the Kirkland Shares to be deposited with the Depositary at or prior to the third anniversary of the Effective Date.

7. Status as a "U.S. person"

For purposes of this Letter of Transmittal, you are a "U.S. person" if you are (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation (including an entity taxable as a corporation) created or organized in or under the laws of the United States or any state in the United States or the District of Columbia; (c) an estate the income of which is subject to United States federal income tax regardless of its source; (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or (e) a partnership, limited liability company or other entity classified as a partnership for United States federal income tax purposes that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia.

8. Direct Registration System

Consideration Shares to be issued pursuant to the Arrangement will be issued in the Direct Registration System, or DRS. The DRS is a system that allows you to hold your Consideration Shares in "book-entry" form without having a physical share certificate issued as evidence of ownership. Instead, your Consideration Shares will be held in your name and registered electronically in Agnico's records, which will be maintained by its transfer agent, Computershare Trust Company of Canada ("Computershare Trust"). The Direct Registration System eliminates the need for shareholders to safeguard and store certificates, it avoids the significant cost of a surety bond for the replacement of, and the effort involved in replacing, physical certificate(s) that might be lost, stolen or destroyed and it permits/enables electronic share transactions.

Upon completion of the Arrangement you will receive an initial DRS statement acknowledging the number of Consideration Shares you hold in your DRS account. Each time you have any movement of Consideration Shares into or out of your DRS account, you will be mailed an updated DRS statement. You may request a DRS statement at any time by contacting Computershare Trust.

Following receipt of the DRS statement representing your Consideration Shares, you may request a share certificate for all or a portion of the Consideration Shares held in your DRS account. Simply contact Computershare Trust with your request. A share certificate for the requested number of Consideration Shares will be sent to you by first class mail upon receipt of your instructions, at no cost to you.

9. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you-from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

10. Payment Entitlement Pickup Locations

Entitlements may be picked up at applicable Computershare office locations with Counter services. Pick-up instructions must be selected in Box A. Below are the applicable Computershare office locations:

Montreal	Toronto	Calgary	Vancouver

1500 Boulevard Robert-Bourassa, 7th Floor Montréal, QC H3A 3S8	100 University Ave 8th Floor, North Tower Toronto ON M5J 2Y1	Home Oil Tower 800, 324 - 8th Avenue SW Calgary AB T2P 2Z2	510 Burrard Street, 3rd Floor, Vancouver, BC V6C 3A8

The Depositary for the Arrangement is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

100 University Avenue, 8th Floor, North Tower

Toronto, Ontario

M5J 2Y1

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON  M5C 3H2

Attention: Corporate Actions

For Inquiries Only:

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com

Delivery of this Letter of Transmittal to an address other than as set forth above does not constitute a valid delivery.